Exhibit 99.1

LPA Announces Reporting Dates for Third Quarter 2024 Financial Results

San Jose, Costa Rica, October 30, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, announced today the reporting dates for its Third Quarter 2024 financial results.

Earnings Release

Wednesday, November 13, 2024

Time: After Market Close

Conference Call

Thursday, November 14, 2024

Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial

+1 800 343 5172 (Toll-Free)

+1 203 518 9843 (International)

Entry Passcode: LPA3Q24

Webcast: click here

The call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-one logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contact:

Camilo Ulloa

Logistic Properties of the Americas

+506 2204 7020

ir@lpamericas.com

Barbara Cano

InspIR Group

+1 646 452 2334

barbara@inspirgroup.com